MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Third Quarter Fiscal Year 2007 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – March 13, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three and nine months ended January 31, 2007 and an update on its programs.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “Our third fiscal quarter brought us into calendar year 2007, which is a pivotal year for our company.  During 2007, we will have several important milestones which are expected to drive value significantly.  Omigard™, our latest stage drug candidate for preventing catheter-related bloodstream infections (partnered with Cadence Pharmaceuticals), will complete a Phase III registration study in the second half of the year and, if positive, will begin moving toward approvals in the US and Europe with NDA and MAA applications in the first half of 2008.  Also in 2007, we will get results from our Phase II studies with celgosivir – our Phase II product candidate for the treatment of chronic hepatitis c virus infections, with the potential to partner the program, first through our Material Transfer and License Option Agreement with Schering-Plough.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A Phase III study is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of central venous catheter-related infections in approximately 1,250 hospitalized patients. Cadence Pharmaceuticals, our North American and European development and commercialization partner for omiganan 1% gel, expects to complete the Phase III study in the second half of 2007 and, with positive results, plans to submit an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by MIGENIX are also being made available in combination with Cadence’s rights for prospective global partners. In parallel, MIGENIX is pursuing regional partners for the ROW territories.

Celgosivir (MX-3253; oral α-glucosidase I inhibitor; treatment of chronic Hepatitis C virus infections): Top-line results of a Phase II combination study in non-responder and partial responder patients were announced on November 6, 2006. These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination (celgosivir plus peginterferon alfa-2b plus ribavirin) as compared to the active control treatment (peginterferon alfa-2b plus ribavirin) in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Subsequent to these top line results MIGENIX was informed by Schering-Plough Corporation (“Schering”) that approximately 50% of the original viral load samples from the study, which Schering tested under a Material Transfer and License Option Agreement between the companies, required retesting. MIGENIX has received results for approximately half of the required retests from Schering (this leaves approximately 25% of the original viral load samples from the study to be retested and received by MIGENIX). Based on a preliminary review of these partial retest data by MIGENIX, it appears the overall conclusions drawn from the retest data will remain consistent with the conclusions of the original study analysis. However, as all retesting has not been completed, nor the results fully analyzed, at present it is unknown whether the retesting will result in any material changes – positive or negative – to the conclusions of the November 6, 2006 reported results described above. Based on Schering’s projection for providing MIGENIX with the retest results, MIGENIX estimates that the re-analysis of the study results will be completed by mid to late April 2007. Schering and MIGENIX are working as quickly as possible to complete the work.

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 2 of 7

On December 7, 2006 we provided to Schering a summary of the clinical study results for their exclusive review pursuant to the Material Transfer License Option agreement. As a result of the retesting matter we agreed with Schering that their limited period of exclusivity for data review had not yet commenced. A new data package of the results will be provided to Schering once the retesting is complete and the study results re-analyzed, after which Schering’s limited period of exclusivity for data review under the agreement will commence. No license terms have been negotiated with Schering to date.

Additional data from this study are planned to be presented at one or more international medical or liver disease conferences in 2007 after the study results are re-analyzed with the retest data.

In conjunction with the non-responder study a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. As of March 7, 2007: 5 patients had completed 48 weeks of treatment; 10 were between 36 and 48 weeks of treatment; and 16 patients had discontinued treatment.

In October 2006 we began a Phase II combination viral kinetics study of celgosivir in patients with chronic HCV (genotype 1) infection who have not received prior treatment for their infection. The focus of this study is on viral kinetics, pharmacokinetics, safety and tolerability. Enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include treatment-naïve patients being less motivated to try new treatments, the significant time commitment required by the patients, and a small number of sites being used due to requirement of in-clinic stays. Based on this interim four-week data are expected in the third quarter 2007 and guidance for 12 week data will be provided in conjunction with the four-week data.

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the second half of 2007 for the further development of celgosivir.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS001, has initiated a Phase II rosacea clinical trial. The Phase II trial is a randomized, vehicle-controlled, double-blind, multicenter study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is being conducted in the United States, and is expected to be completed by the end of 2007.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): Manufacturing MX-2401 for the Good Laboratory Practices (“GLP”) non-clinical toxicity studies required to support moving into Phase I clinical development has been completed. Additionally, the Company has initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. The Company has started activities to initiate GLP non-clinical studies and the first study is planned to start in April 2007. The GLP non-clinical studies required for a Phase I Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter. Prior to initiating a Phase I clinical trial with MX-2401 the Company will need to manufacture clinical trial quality MX-2401, submit and obtain approval from Health Canada of a CTA for the Phase I study, and various other activities.

MX-4509 (oral 17-α estradiol sulfate; treatment of neurodegenerative diseases):  A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006 Results of these non-clinical studies did not show a benefit for MX-4509 treatment. As a result, an intangible asset write-down in the amount of $3.3 million was recorded as at January 31, 2007.

FINANCIAL RESULTS

For the three months ended January 31, 2007 (“Q3/07”), MIGENIX incurred a loss of $6.7 million (Q3/06: $2.2 million) or $0.08 (Q3/06: $0.03) per common share and for the nine months ended January 31, 2007 (“YTD Fiscal 2007”) the loss is $12.9 million compared to $8.3 million for the nine months ended January 31, 2006 (“YTD Fiscal 2006”) or $0.16 (YTD Fiscal 2006: $0.11) per common share. The increase in the Q3/07 and YTD Fiscal 2007 losses compared to the Q3/06 and YTD Fiscal 2006 losses are principally attributable to: (i) a $3.3 million write-down of intangible assets in Q3/07 related to the MX-4509 program

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 3 of 7

(see “Write-down Intangible Assets”); (ii) accretion of the convertible royalty participation units of $0.4 million in Q3/07 and $1.1 million in YTD Fiscal 2007 ($nil in Q3/06 and YTD Fiscal 2006 – see “Other Income and Expenses”); and (iii) lower revenues in Q3/07 and YTD Fiscal 2007 (see “Revenues”).

Revenues

During Q3/07 and YTD Fiscal 2007 the Company had no licensing revenue. In Q3/06 the Company completed a license agreement with Cutanea Life Sciences resulting in $0.2 million of licensing revenue in Q3/06 and YTD Fiscal 2006.

During Q3/07 and YTD Fiscal 2007 the Company had nominal (< $0.1 million) research and development collaboration revenue (Q3/06: $0.1 million; YTD Fiscal 2006: $0.3 million). These research and development collaboration revenues are principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea. Under our license agreements with Cadence and Cutanea they are responsible for manufacturing, therefore sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Research and Development Expenses

Research and development expenses in Q3/07 were $2.1 million (Q3/06: $1.6 million) and were $5.6 million for YTD Fiscal 2007 (YTD Fiscal 2006: $5.9 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

Research and development personnel costs for Q3/07 were $0.7 million (Q3/06: $0.5 million) and were $2.0 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.0 million).

Clinical program development costs in Q3/07 were $0.5 million (Q3/06: $0.5 million) and were $1.3 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.0 million). The decrease in the YTD Fiscal 2007 clinical program development costs compared with YTD Fiscal 2006 clinical program development costs were primarily due to lower costs in the MX-3253 program. Clinical program development costs for the MX-3253 program in Q3/07 were $0.5 million (Q3/06: $0.4 million) and were $1.1 million for YTD Fiscal 2007 ($1.6 million for YTD Fiscal 2006 (higher costs in YTD Fiscal 2006 resulted primarily from preparations for the Phase II non-responder study and non-clinical study costs).

Patent-related costs in Q3/07 were $0.2 million (Q3/06: $0.2 million) and were $0.6 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.7 million).

Other research and development costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other research and development costs in Q3/07 were $0.7 million (Q3/06: $0.4 million) and were $1.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.2 million). Costs in the MX-2401 program were $0.4 million in Q3/07 net of $0.2 million in TPC assistance and in YTD Fiscal 2007 were $0.9 million net of $0.5 million in TPC assistance (Q3/06: $0.2 million net of $0.1 million in TPC assistance; and YTD Fiscal 2006: $0.5 million net of $0.2 million in TPC assistance).

General and Corporate Expenses

General and corporate expenses in Q3/07 were $0.9 million (Q3/06: $0.8 million) and were $2.7 million for YTD Fiscal 2007 (YTD Fiscal 2006: $2.4 million). Personnel costs were $0.7 million in Q3/07 (Q3/06: $0.5 million) and were $1.8 million for YTD Fiscal 2007 (YTD Fiscal 2006: $1.5 million).

Amortization

Amortization expense for equipment was $0.2 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.2 million).

Amortization expense for intangible assets was $0.5 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.5 million).

Write-down Intangible Assets

Pursuant to the quarterly review of intangible assets for Q3/07 the Company determined that a $3.3 million write-down was appropriate in respect of its MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509. The write-down of intangible assets in Q3/07 and YTD Fiscal 2007 were $3.3 million (Q3/06: $nil; YTD Fiscal 2006: $0.1 million).

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 4 of 7

Other Income and Expenses

Interest income was $0.4 million for YTD Fiscal 2007 (YTD Fiscal 2006: $0.3 million). The average rate of return was 3.9% for YTD Fiscal 2007 (YTD Fiscal 2006: 3.0%).

Accretion expense related to the convertible royalty participation units for Q3/07 was $0.4 million (Q3/06: $nil) and is $1.1 million for YTD Fiscal 2007 (YTD Fiscal 2006: $nil). This accretion expense is a non-cash expense resulting from accreting the liability component of the convertible royalty participation units to the maximum royalties payable over the estimated royalty payment term.

The foreign exchange gains and losses were nominal for each of YTD Fiscal 2007 and YTD Fiscal 2006.

Liquidity and Capital Resources

As of January 31, 2007, the Company had cash, cash equivalents and short term investments of $19.7 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $17.0 million (April 30, 2006: $6.3 million). The $10.7 million increase in net working capital from April 30, 2006 to January 31, 2007 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings, less the cash loss of $7.4 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation and accretion of the convertible royalty participation units) for the nine months ended January 31, 2007.

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering the Company: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.6 million in legal, professional and other costs.

MIGENIX believes that its funds on hand at January 31, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $12 million to $14 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program, results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 93,968,120 (January 31, 2007: 93,918,120; April 30, 2006: 74,258,656) common shares outstanding; 29,465 convertible royalty participation units (January 31, 2007: 29,465; April 30, 2006: nil); and 9,350,000 (January 31, 2007 and April 30, 2006: 14,600,000) preferred shares outstanding. In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following MIGENIX’s termination of the license agreement with Idera Pharmaceuticals (formerly Hybridon Inc; this license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004).

Conference Call

Investors, analysts and the media are invited to participate in a conference call Tuesday March 13, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  To participate in the conference call, please dial 416-644-3417 or 1-800-731-5774. The call will be available for replay until March 27, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21222136#. The live and archived web cast can be accessed through the company's website at www.migenix.com for the next 90 days.

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 5 of 7

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	January 31, 2007	April 30, 2006
Assets
Cash and cash equivalents	$ 4,946	$ 5,743
Short-term investments	14,788	3,642
Other current assets	1,289	706
Total current assets	$21,203	$10,091
Deferred financing costs	486	-
Long-term investments	1	1
Other assets	-	275
Equipment	924	936
Intangible assets	1,735	5,569
Total assets	$24,169	$16,872

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$4,036	$3,828
Current portion of capital lease obligation	-	5
Total current liabilities	$ 4,036	$ 3,833
Convertible Royalty Participation Units	4,542	-
Preferred shares	-	-
Total liabilities	$8,578	$3,833

Shareholders’ equity
Common shares	$124,780	$117,666
Equity portion of Convertible Royalty Participation Units	4,554	-
Contributed surplus	7,846	4,038
Deficit	(121,589)	(108,665)
Total shareholders’ equity	$15,591	$13,039
Total liabilities and shareholders’ equity	$24,169	$16,872

Intentionally left blank, continued on next page

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 6 of 7

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2007	2006	2007	2006
Revenue
Licensing	-	233	-	233
Research and development collaboration	19	72	19	341
	$ 19	$ 305	$ 19	$ 574
Expenses
Research and development	2,118	1,632	5,624	5,885
General and corporate	854	763	2,659	2,438
Amortization	234	237	693	731
Write-down of intangible assets	3,316	-	3,316	88
	$ 6,522	$ 2,632	$ 12,292	$ 9,142

Operating loss	$ (6,503)	$ (2,327)	$ (12,273)	$ (8,568)
Interest income	170	89	444	265
Accretion Convertible Royalty Participation Units	(389)	-	(1,108)	-
Foreign exchange gain (loss)	(4)	6	13	(15)
Loss for the period	$ (6,726)	$ (2,232)	$ (12,924)	$ (8,318)

Deficit, beginning of period	(114,863)	(103,401)	(108,665)	(97,315)
Deficit, end of period	$(121,589)	$(105,633)	$(121,589)	$(105,633)

Basic and diluted loss per common share	$(0.08)	$(0.03)	$(0.16)	$(0.11)

Weighted avg. number of common shares outstanding (000’s)	87,497	74,258	78,767	72,653

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars
Loss for the period	$ (6,726)	$ (2,232)	$ (12,924)	$ (8,318)
Loss not affecting cash:
Amortization	234	237	693	731
Stock-based compensation	47	46	282	227
Issuance of deferred share units	-	-	96	-
Write-down of intangible assets	3,316	-	3,316	88
Accretion of Convertible Royalty Participation Units	389	-	1,108	-
Changes in non-cash working capital items relating to operating activities	564	(258)	(112)	1,098
Cash used in operating activities	$ (2,176)	$ (2,207)	$ (7,541)	$ (6,174)

Issuance of royalty participation units	-	-	7,732	-
Issuance of common shares, net of issue costs	10,133	-	10,133	5,743
Proceeds on exercise of stock options	-	-	10	-
Proceeds on exercise of warrants	17	-	172	-
Repayment of capital lease obligation	-	(16)	(5)	(47)
Cash provided by (used in) financing activities	$ 10,150	$ (16)	$ 18,042	$ 5,696

(Purchases of) funds from short-term investments	(8,286)	2,836	(11,097)	3,128
Purchases of equipment	(30)	(2)	(201)	(32)
Cash provided by (used in) investing activities	$ (8,316)	$ 2,834	$ (11,298)	$ 3,096

Increase(decrease) in cash and cash equivalents	$ (342)	$ 611	$ (797)	$ 2,618
Cash and cash equivalents, beginning of period	5,288	3,188	5,743	1,181
Cash and cash equivalents, end of period	$ 4,946	$ 3,799	$ 4,946	$ 3,799

MIGENIX Inc. – NEWS RELEASE – March 13, 2007                                                           Page 7 of 7

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: having several important milestones which are expected to drive value significantly; Cadence Pharmaceuticals completing the omiganan 1% gel Phase III study in the second half of 2007 in approximately 1,250 patents and if the results are positive submitting an NDA to the US FDA and a Marketing Authorization Application to European regulatory authorities in the first half of 2008, for marketing approval in the US and Europe respectively; securing a development and commercialization partner for omiganan 1% gel for the ROW; Schering completing retesting in the Phase II celgosivir non-responder study and the study results re-analyzed by mid to late April 2007; our expectations for the celgosivir Phase II non-responder study results with the retest data; a new data package of the celgosivir non-responder study results being provided to Schering; partnering celgosivir; additional data from the celgosivir Phase II non-responder study being presented at one or more international medical or liver disease conferences in 2007; 4-week interim results from the Phase II combination study of celgosivir in treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the second half of 2007 for celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; initiating the MX-2401 GLP non-clinical studies in April 2007 and their duration being approximately 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $12 million to $14 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our 2007 milestones being value driving; our ability to initiate and complete non-clinical and clinical studies within our expected timelines; our ability to manage licensing opportunities; our partner Cadence Pharmaceuticals completing the current Omigard Phase III clinical trial in the second half of 2007 and submitting for regulatory approvals in the first half of 2008; Schering’s ability to successfully to complete the retests and our ability to re-analyze the celgosivir Phase II non-responder results within our expected timelines; additional data from the celgosivir Phase II non-responder study being accepted for presentation; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.